DECKER & CO, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION WITH REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Decker & Co. LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

700 El Camino Real, Suite 120
(No. and Street)

Menlo Park	CA	94025
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Decker	650-995-4555	markd@deckerco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Rd, #	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

03-04-2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Decker, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Decker & Co. LLC, as of 4/4, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS

The accompanying notes are an integral part of these financial statements.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Decker & Co., LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Decker & Co., LLC (the "Company") as of December 31, 2023, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I – Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Cropper Accountancy Corporation has served as Decker & Co., LLC 's auditor since 2014
Walnut Creek, California
April 2, 2024

Decker & Co, LLC
Statement of Financial Condition
December 31, 2023

ASSETS

Cash and cash equivalents	$	100,031
Accounts receivable	$	82,199
Fixed Assets, net – of $22,200 of depreciation	$	14,800
Total Assets	$	197,030

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts Payable	$	22,127
Total Liabilities	$	22,127
Contributed Capital, net of accumulated withdrawals		(35,281)
Cumulative earnings		210,184
Total Equity	$	174,903
Total Liabilities and Members' Equity	$	197,030

The accompanying notes are an integral part of these financial statements.

Statement of Income
For the Year Ended December 31, 2023

Revenue	
Commission Income	$ 770,194
Total Revenue	770,194
Expenses	
Office Supplies & Software	18,963
Payroll and Consulting Expenses	485,741
Communications Expenses	5,932
Depreciation	7,400
General & Administrative (all other accounts)	115,576
Total Expenses	633,612
Net Income (Loss)	$ 136,582

The accompanying notes are an integral part of these financial statements.

Decker & Co, LLC
Statement of Changes in Members' Equity
December 31, 2023

	Contributed Capital, net	Accumulated Earnings	Total
Balances, 12/31/22	$ 280,104	$ 73,602	$ 353,706
Net Income/(Loss)		136,582	136,582
Member Distribution, net	315,385		(315,385)
Balance, 12/31/23	$ (35,281)	$ 210,184	$ 174,903

The accompanying notes are an integral part of these financial statements.

Decker & Co, LLC
Statement of Cash Flows
December 31, 2023

Cash flows from operating activities:	
Net Income/(Loss)	$ 136,582
Depreciation	7,400
(Increase) decrease in	
Accounts receivable	(53,489)
Increase (decrease) in	
Accounts payable and accrued liabilities	18,077
Net cash provided by (used in) operating activities	108,570
Cash flows from investing Activities	
Cash flows from financing activities:	
Members' distribution	(315,385)
Net cash provided by (used in) financing activities	(315,385)
Net increase (decrease) in cash	(206,815)
Cash balance, beginning of year	306,846
Cash balance, end of year	$ 100,031
Supplemental Cash Flow Information	
Cash Paid for Interest	-
Cash Paid for Taxes	-

The accompanying notes are an integral part of these financial statements.

Decker & Co, LLC
Notes to Financials
December 31, 2023

1. Organization and Summary of Significant Accounting Policies

Description of Business

Decker & Co, LLC (the "Company") was organized in the State of Delaware on October 31, 2012. The Company is currently registered as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Security Investor Protection Corporation ("SIPC").

The activities in which the Company may engage are based on its business plan, any additional information provided during or subsequent to the membership application process and such other activities as may be permissible pursuant to the FINRA CAB Rules. The Company represents that it will:

(1) Maintain a minimum net capital requirement of $5,000 pursuant to SEARule 15c3-1(a)(2)(vi)(the Net Capital Rule).

(2) The Company will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The Company's business activities are, and will remain as described below.

(3) Engage solely in the following activities permitted for CABs under the FINRA CAB Rules, subjected to any restrictions described in FINRA CAB Rule 016(c)(1).

   a. Advising companies and private equity funds on capital raising and corporate restructuring, and
   b. Acting as placement agents for sales of unregistered securities to institutional investors under limited conditions.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The Company prepares its financial statements in conformity with generally accepted accounting principles ("GAAP"). The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include all highly liquid investments with maturity of three months or less. The Company maintains cash balances at one institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2023, the Company's cash balance at the institution was under the FDIC insured limit.

Accounts Receivable

Accounts receivable consist of commission earned, but not received income billed as of December 31, 2023. Accounts receivable are stated at estimated net realizable value. The Company receives commission income from the local brokers directly and The Company will perform reconciliation against these amounts and provision for any potential credit losses. The Company determined at December 31, 2023 that no allowance for doubtful receivables was necessary.

Revenue Recognition

The Company engages in advisory services to corporates and revenue is recorded as earned when the Company's performance obligation to its customer for a given transaction is met. Performance obligation to the Company's customer is considered met and is recorded in the month when the Company completes the advisory service as allowed under the FINRA CAB Rules.

At December 31, 2023 the Company did not have any open contracts and consequently has not deferred any revenue.

2. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.28 to 1 at December 31, 2023. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1. At December 31, 2023, the Company had net capital as defined of 77,904, which exceeded

the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

3. Income Taxes

There is no federal income tax liability for the Company at December 31, 2023. As a Limited Liability Company ("LLC") the Company is a flow-through-entity similar to a partnership.

4. Leases or Lease Commitment

Total rent expense for 2023 was $9,300. The Company maintains an office in Thailand which does not have a formal lease attached. The Company has entered no other future commitments to pay rent at any other location.

5. Fixed Assets

At December 31, 2023, the cost of the Company's fixed assets was $37,000. The asset is being depreciated over five years. The accumulated depreciation balance as of December 31, 2023 was $22,200.

6. Litigation

At December 31, 2023, the company was not involved in any lawsuit.

7. Subsequent Events

Management has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm on which the financial statements were available to be issue, and has determined that no material events occurred which required disclosure or recognition.

Decker & Co. LLC
Schedule I
Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2023

Company equity	$ 174,903
Less non-allowable assets	
Accounts receivable	82,199
Fixed assets, net	14,800
Net Capital	77,904
Greater of 6-2/3% of aggregate indebtedness ($22,126) Or $5,000	5,000
Net capital in excess of requirement	$ 72,904
Ratio of aggregate indebtedness ($22,127) to Net capital ($77,904) (Required to be less than 15 to 1)	0.28 to 1

Reconciliation of FOCUS to Financial Statements

Net Capital reported on FOCUS IIA	$ 95,385
Increase in accounts payable	(17,481)
Net Capital in Financial Statement	$ 77,904
Aggregate indebtedness reported on FOCUS IIA	$ 4,646
Increase in accounts payable	17,481
Aggregate indebtedness in Financial Statement	$ 22,127

The accompanying notes are an integral part of these financial statements.

Schedule II

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirement Under SEC Rule 15c3-3

December 31, 2023

See Exemption Report

The accompanying notes are an integral part of these financial statements.

Decker & Co LLC's Exemption Report

Decker & Co LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (5) engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Decker & Co LLC

I, Mark Decker, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: Mark Decker
Title: Chief Executive Officer

April 1, 2024

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Decker & Co, LLC

We have reviewed management's statements, included in the accompanying Decker & Co LLC's Exemption Report pursuant to SEC Rule 17a-5, in which (1) Decker & Co, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (5) engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Decker & Co, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Decker & Co, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
April 2, 2024

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Decker & Co, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Decker & Co, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
April 2, 2024

JURAT

State/Commonwealth of TEXAS)
☐ City ☑ County of El Paso)
)

On 04/04/2024, before me, Luther Martin Curtis,
Date *Notary Name*

the foregoing instrument was subscribed and sworn (or affirmed) before me by:

mark brandon decker.

Name of Affiant(s)

❑ Personally known to me **-- OR --**

❑ Proved to me on the basis of the oath of ______________________ **-- OR --**
Name of Credible Witness

☑ Proved to me on the basis of satisfactory evidence: driver_license
Type of ID Presented

NOTARY PUBLIC ★ STATE OF TEXAS ★

Luther Martin Curtis

ID NUMBER
134471560
COMMISSION EXPIRES
July 20, 2027

WITNESS my hand and official seal.

Notary Public Signature: Luther Martin Curtis

Notary Name: Luther Martin Curtis

Notary Commission Number: 134471560

Notary Commission Expires: 07/20/2027

Notarized online using audio-video communication

DESCRIPTION OF ATTACHED DOCUMENT

Title or Type of Document: Financial

Document Date: 04/04/2024

Number of Pages (including notarial certificate): 19